Exhibit 99.1

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: December 5, 2012

Company Website: www.gazit-globe.com

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Results of Shareholders Meeting

1.	In the shareholders’ meeting convened on December 5, 2012, notice of which was reported on a form with reference number 267582-01-2012 and the agenda of which is:

			Voting
Number	Item for Vote	Result	Total number of votes cast	For	Against	Abstain
1	Re-appointment of Kost Forer Gabbay & Kasierer as the Company’s independent registered public accounting firm	Approved	134,164,414	93.83%	4.97%	1.20%
2	Approval of the annual bonus grant in the sum of NIS 500,000 to Mr. Arie Mientkavich, Deputy Chairman of the Company, for the year ending December 31, 2011	Approved	142,869,830	77.52%	22.48%	0.00%
3	Approval of re-appointment of Mr. Dori Segal as a director	Approved	142,673,622	83.82%	16.18%	0.00%
4	Approval of re-appointment of Mr. Chaim Ben Dor as a director	Approved	142,673,622	84.07%	15.93%	0.00%
5*	Approval of the appointment of Mrs. Nadine Baudot-Trajtenberg as an external director	Approved	142,862,480	98.03%	1.97%	0.00%

*	The results excluding Interested Parties are 45,175,808 votes in favor (94.13%) out of total of 47,994,900 votes cast. Under Israeli law, a majority which excludes Interested Parties is required for this resolution to pass.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.